SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

           Amendment No. 2 to the Second Amended and Restated
                              Schedule 13D

                Under the Securities Exchange Act of 1934


                         CARNIVAL CORPORATION
                           (Name of Issuer)

                CLASS A COMMON STOCK ($.01 PAR VALUE)
                     (Title of Class of Securities)

                             143658 10 2
                           (CUSIP Number)

                           Arnaldo Perez, Esq.
                             General Counsel
                          Carnival Corporation
                          3655 N.W. 87th Avenue
                       Miami, Florida  33178-2428
                       (305) 599-2600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           DECEMBER 31, 1996
    (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          TAMMS INVESTMENT COMPANY, LIMITED PARTNERSHIP


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of 7)   Sole Voting Power:  1,826,583.34
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  1,826,583.34
ing Person

With           10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,826,583.34

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            0.8%

     14)  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          TAMMS MANAGEMENT CORPORATION


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of 7)   Sole Voting Power: 1,826,583.34
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  182,658
ing Person

With           10)  Shared Dispositive Power:  1,643,925.34

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,826,583.34

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            0.8%

     14)  Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          TED ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Israel

Number of 7)   Sole Voting Power:  55,693,016
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power: 55,693,016
ing Person

With           10)  Shared Dispositive Power: -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          55,693,016

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


     13)  Percent of Class Represented by Amount in Row (11):
                            23.3%

     14)  Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          CONTINUED TRUST FOR MICHAEL ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of 7)   Sole Voting Power:  2,000,000
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  2,000,000
ing Person

With           10)  Shared Dispositive Power:  379,504.68

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,379,504.68

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.0%

     14)  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          SHARI ARISON IRREVOCABLE GUERNSEY TRUST


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Guernsey, Channel
          Islands

Number of 7)   Sole Voting Power:  -0-
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:  3,551,354

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,551,354

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.5%

     14)  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          CONTINUED TRUST FOR SHARI ARISON DORSMAN


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of 7)   Sole Voting Power:  2,000,000
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  2,000,000
ing Person

With           10)  Shared Dispositive Power:  379,504.66

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          2,379,504.66

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.0%

     14)  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          THE TED ARISON 1994 IRREVOCABLE TRUST FOR SHARI   NO. 1


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Jersey, Channel Islands

Number of 7)   Sole Voting Power:  -0-
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:  15,042,858

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          15,042,858

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            6.3%

     14)  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          SHARI ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  United States and Israel

Number of 7)   Sole Voting Power:  3,000,000
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:  3,000,000

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,000,000

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.3%

     14)  Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          MARILYN B. ARISON IRREVOCABLE DELAWARE TRUST


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of 7)   Sole Voting Power:  1,200,000
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  1,200,000
ing Person

With           10)  Shared Dispositive Power:  500,000

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,700,000

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            0.7%

     14)  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          MARILYN B. ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  United States and Israel

Number of 7)   Sole Voting Power:  516,220
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  516,220
ing Person

With           10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          516,220

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


     13)  Percent of Class Represented by Amount in Row (11):
                            0.2%

     14)  Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          MBA I, LLC


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of 7)   Sole Voting Power:  1,200,000
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  1,200,000
ing Person

With           10)  Shared Dispositive Power:  500,000

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,700,000

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            0.7%

     14)  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          CONTINUED TRUST FOR MICKY ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of 7)   Sole Voting Power:  1,479,504.66
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  1,479,504.66
ing Person

With           10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          1,479,504.66

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            0.6%

     14)  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          MICKY ARISON HOLDINGS TRUST


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of 7)   Sole Voting Power:  3,251,354
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  3,251,354
ing Person

With           10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,251,354

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.4%

     14)  Type of Reporting Person (See Instructions):  OO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          MICKY ARISON


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  United States

Number of 7)   Sole Voting Power:  3,651,354
Shares Bene-
ficially  8)   Shared Voting Power: -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  3,651,354
ing Person

With           10)  Shared Dispositive Power:  -0-

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,651,354

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.4%

     14)  Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          A.H.W. LIMITED


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Guernsey, Channel
          Islands

Number of 7)   Sole Voting Power:    -0-
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:      3,551,354

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          3,551,354

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            1.5%

     14)  Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          ANDREW H. WEINSTEIN


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  United States

Number of 7)   Sole Voting Power:  15,042,858
Shares Bene-
ficially  8)   Shared Voting Power:  7,938,514
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:  26,532,726

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          26,532,726

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            11.1%

     14)  Type of Reporting Person (See Instructions):  IN

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          TAF MANAGEMENT COMPANY


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Delaware

Number of 7)   Sole Voting Power:  -0-
Shares Bene-
ficially  8)   Shared Voting Power:  7,938,514
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:  7,938,514

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          7,938,514

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            3.3%

     14)  Type of Reporting Person (See Instructions):  CO

CUSIP NO. 143658 10 2
     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons:
          KENTISH LIMITED


     2)   Check the Appropriate Box if a Member of a Group (See
          Instructions)
          (a)  [  ]
          (b)  [X]

     3)   SEC Use Only


     4)   Source of Funds (See Instructions):  Not Applicable

     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

     6)   Citizenship or Place of Organization:  Isle of Man, United
          Kingdom

Number of 7)   Sole Voting Power:  15,042,858
Shares Bene-
ficially  8)   Shared Voting Power:  -0-
Owned by

Each Report-   9)   Sole Dispositive Power:  -0-
ing Person

With           10)  Shared Dispositive Power:  15,042,858

     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
          15,042,858

     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]


     13)  Percent of Class Represented by Amount in Row (11):
                            6.3%

     14)  Type of Reporting Person (See Instructions):  CO

          The Second Amended and Restated Joint Statement on Schedule

13D, dated April 23, 1996, as amended (the "Schedule 13D"), of TAMMS

Investment Company, Limited Partnership, TAMMS Management Corporation,

Ted Arison, Arison Foundation, Inc., the Continued Trust for Michael

Arison, the Shari Arison Irrevocable Guernsey Trust, the Continued Trust

for Shari Arison Dorsman, the Ted Arison 1994 Irrevocable Trust for Shari

No. 1, the Marilyn B. Arison Irrevocable Delaware Trust, the Continued

Trust for Micky Arison, Micky Arison, the Ted Arison Charitable Trust,

A.H.W. Limited, Andrew H. Weinstein, TAF Management Company, Kentish

Limited and Shari Arison is hereby amended as follows:

ITEM 2.IDENTITY AND BACKGROUND

          Item 2 is hereby amended by the addition thereto of the

following:

          "Marilyn B. Arison is hereby added as a Reporting Person to the

Schedule 13D.  Marilyn B. Arison is an investor.  Ms. Arison's business address is Marcaz Golda, 23 Shaul Hamelech Boulevard, Tel-Aviv 64367

Israel.  Ms. Arison is a citizen of the United States and Israel.

          The Micky Arison Holdings Trust (the "Micky Arison Trust") is

hereby added as a Reporting Person to the Schedule 13D.  The Micky Arison

Trust is a Delaware trust formed for the benefit of Micky Arison and his heirs.  The business address of the Micky Arison Trust is 1201 North

Market Street, Wilmington, Delaware 19899.  The sole trustee of the Micky

Arison Trust is JMD Delaware, Inc., a Delaware corporation whose principal purpose is to serve as trustee for certain trusts established for the benefit of members of the Arison family.

          MBA I, LLC ("MBA") is hereby added as a Reporting Person to the

Schedule 13D.  MBA is a Delaware limited liability company whose principal purpose is to hold and manage the investments previously held directly by the Marilyn B. Arison Irrevocable Delaware Trust (the

"Marilyn Arison Trust").  The business address of MBA is 1201 North

Market Street, Wilmington, Delaware 19899.  The two members of MBA are the Marilyn Arison Trust and MDT I, Inc., a Delaware corporation which is wholly-owned by the Marilyn Arison Trust.  The principal purpose of MDT

I, Inc. is to serve as a member of certain limited liability companies established by the Marilyn Arison Trust."

ITEM 4.PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by the addition thereto of the

following:

          "Since the last report, the Reporting Persons have restructured their aggregate holdings of Class A Common Stock with respect to

5,473,448 shares of Class A Common Stock.  This was accomplished by: (a)

the distribution to Ted Arison of 505,874 shares of Class A Common Stock by TAMMS L.P.; (b) the contribution to the Micky Arison Trust of

3,251,354 shares of Class A Common Stock by Micky Arison; (c) the assignment to Marilyn B. Arison of 100% of the capital stock of TAMMS

Corp. by Ted Arison; and (d) the assignment to MBA of the limited partnership interest in TAMMS L.P. and 1,200,000 shares of Class A Common

Stock by the Marilyn Arison Trust.

          The transfers of shares by the Reporting Persons in the

December/January Transactions (as defined below in "Interests in

Securities of the Issuer") were effected for certain estate planning,

investment and other related
purposes.  None of the Reporting Persons have any current plans to change the management or operations of the Issuer."

ITEM 5.INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended by the addition thereto of the

following:

          "On December 31, 1996: (a) TAMMS L.P. distributed 505,874

shares of Class A Common Stock to Ted Arison; (b) Micky Arison

contributed 3,251,354 shares of Class A Common Stock to the Micky Arison

Trust; and (c) Ted Arison assigned 100% of the capital stock of TAMMS

Corp. to Marilyn B. Arison.  On January 23, 1997, the Marilyn Arison

Trust assigned its limited partnership interest in TAMMS L.P. and

1,200,000 Class A Common Stock to MBA.

          The foregoing transactions are referred to herein as the

"December/January Transactions."

          Following the December/January Transactions, Ted Arison

beneficially owns 55,693,016 shares of Class A Common Stock

(approximately 23.3% of the total number of shares of Class A Common

Stock outstanding as of November 20, 1996).  Ted Arison has sole voting and dispositive power over the 55,693,016 shares of Class A Common Stock he holds directly.

          TAMMS L.P. may be deemed to own beneficially 1,826,583.34

shares of Class A Common Stock (approximately 0.8% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996).

TAMMS L.P. has sole voting power and sole dispositive power over the

1,826,583.34 shares of Class A Common Stock held by TAMMS L.P.

          TAMMS Corp. is the Managing General Partner of TAMMS L.P. and

as such is entitled, pursuant to the Limited Partnership Agreement, to exercise all voting rights with respect to the Class A Common Stock held by TAMMS L.P.  TAMMS Corp. may be deemed to own beneficially all the

1,826,583.34 shares of Class A Common Stock (approximately 0.8% of the total number of shares of Class A Common Stock outstanding as of November

20, 1996) beneficially owned by TAMMS L.P.  TAMMS Corp. has sole voting power over the 1,826,583.34 shares of Class A Common Stock directly held by TAMMS L.P.  Pursuant to the Limited Partnership Agreement, the

Managing General Partner of TAMMS L.P. can dispose of up to 10% in value of the property of TAMMS L.P.  To dispose of a greater amount of the property, consent of a majority interest of the partners in TAMMS L.P. is needed.  Thus, TAMMS Corp. has sole dispositive power over 182,658 shares of Class A Common Stock held by TAMMS L.P. and shares dispositive power over the remaining 1,643,925.34 shares of Class A Common Stock held by

TAMMS L.P.

          Because of the controlling interest of his wife, Marilyn B.

Arison, in TAMMS L.P. (through TAMMS Corp.), Ted Arison may be deemed to share dispositive and voting power over, and beneficially own, all of the

1,826,583.34 shares of Class A Common Stock beneficially owned by TAMMS

L.P.; however, Ted Arison disclaims beneficial ownership of all of such shares which are beneficially owned by Marilyn B. Arison and the other partners of TAMMS L.P.  Accordingly, Ted Arison has not reported beneficial ownership of any of the shares of Class A Common Stock held by TAMMS L.P.

          Following the December/January Transactions, Marilyn B. Arison

beneficially owns an aggregate of 516,220 shares of Class A Common Stock

(approximately 0.2% of the total Class A Common Stock outstanding as of

November 20, 1996).  Because of her controlling interest in TAMMS L.P.

(through TAMMS Corp.), Marilyn B. Arison may be deemed to share dispositive and voting power over, and to beneficially own, the

1,826,583.34 of such shares of Class A Common Stock (approximately 0.8%

of the total number of shares of Class A Common Stock outstanding as of

November 20, 1996) beneficially owned by TAMMS L.P; however, Marilyn B.

Arison disclaims beneficial ownership of 1,310,363.34 of such shares which are beneficially owned by certain other partners of TAMMS L.P.

Accordingly, Marilyn B. Arison has only reported beneficial ownership of

516,220 shares of Class A Common Stock held by TAMMS L.P.

          Following the December/January Transactions, MBA beneficially owns an aggregate of 1,700,000 shares of Class A Common Stock

(approximately 0.7% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996), 1,200,000 shares of which it holds directly and 500,000 shares of which it owns beneficially by virtue of its interest in TAMMS L.P.  MBA has sole voting and dispositive power over the 1,200,000 shares it holds directly and exercises shared dispositive power over the 500,000 shares of Class A Common Stock held by

TAMMS L.P.


          Following the December/January Transactions, the Marilyn Arison

Trust owns beneficially owns an aggregate of 1,700,000 shares of Class A

Common Stock (approximately 0.7% of the total number of shares of Class A

Common Stock outstanding as of November 20, 1996), 1,200,000 shares of which it holds by virtue
of its interest in MBA and 500,000 shares of which it owns beneficially by virtue of the limited partnership interest of MBA in TAMMS L.P.  The Marilyn

Arison Trust has sole voting power and dispositive power with respect to the

1,200,000 shares of Class A Common Stock held by MBA and shares dispositive power through MBA over the 500,000 shares held by TAMMS L.P.

          Following the December/January Transactions, the Micky Arison

Trust beneficially owns 3,251,354 shares of Class A Common Stock

(approximately 1.4% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996) all of which it holds directly.  The

Micky Arison Trust has sole voting power and dispositive power with respect to the 3,251,354 shares of Class A Common Stock that it holds directly.

          Following the December/January Transactions, Micky Arison

beneficially owns an aggregate of 3,651,354 shares of Class A Common

Stock (approximately 1.4% of the total number of shares of Class A Common

Stock outstanding as of November 20, 1996), 400,000 shares of which are underlying vested options which he holds directly, and 3,251,354 shares of which he owns beneficially by virtue of the interest and authority granted to him under the trust instrument for the Micky Arison Trust.

Micky Arison has sole voting power and dispositive power with respect to the 400,000 shares of Class A Common Stock which he holds directly and the 3,251,354 shares of Class A Common Stock held by the Micky Arison

Trust.

          Because of his status as President and Treasurer of TAMMS

Corp., Micky Arison may be deemed to share voting power with respect to the 1,826,583.34 shares of Class A Common  Stock beneficially owned by

TAMMS L.P.  Micky Arison disclaims beneficial ownership of the 1,826,583.34 shares of Class A Common

Stock owned by TAMMS L.P. which are beneficially owned by the partners of

TAMMS L.P.  Accordingly, Micky Arison has not reported beneficial ownership of any of the shares of Class A Common Stock held by TAMMS L.P.

          The Reporting Persons, as a group, beneficially own an

aggregate of 85,693,316 shares of Class A Common Stock (approximately

35.8% of the total number of shares of Class A Common Stock outstanding as of November 20, 1996).  The Reporting Persons, as a group, have sole voting and dispositive power over such shares of Class A Common Stock.

          Other than the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of these shares of Class A Common Stock.

          Except for the December/January Transactions, the Reporting

Persons have effected no transactions in shares of Class A Common Stock during the past 60 days."

Item 6.CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH

     RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by the addition of the following:

          "On December 31, 1996, Barnett Bank of South Florida, N.A.

("Barnett") and JMD Delaware, Inc. as Trustee of the Micky Arison Trust

entered into a pledge agreement whereby the Micky Arison Trust pledged to

Barnett the 1,200,000 shares of Class A Common Stock that were contributed to the Micky Arison Trust by Micky Arison.  The pledged shares had previously been pledged by Micky Arison to Barnett as collateral for a loan."

ITEM 7.MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended by the addition thereto of the

following:

Exhibit 10 Joint Filing Agreement, dated as of February 3, 1997, among

           TAMMS L.P., TAMMS Corp., Ted Arison, the Michael Arison

           Continued Trust, the Micky Arison Continued Trust, the Shari

           Arison Continued Trust, the Shari Arison Guernsey Trust, the

           Marilyn Arison Delaware Trust, A.H.W. Limited, Andrew H.

           Weinstein, TAF Management, Micky Arison, the Shari Arison Trust

           No. 1, Kentish Limited, Shari Arison, Marilyn B. Arison, the

           Micky Arison Trust and MBA.

Exhibit 11 Stock Pledge Agreement between Barnett Bank of South Florida,

           N.A. and JMD Delaware, Inc. as Trustee of  the Micky Arison

           Trust, dated as of December 31, 1996.

                          SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1997



TAMMS INVESTMENT COMPANY,                  CONTINUED TRUST FOR SHARI
LIMITED PARTNERSHIP                        ARISON DORSMAN, TAF
                                           MANAGEMENT COMPANY, TRUSTEE
By:  TAMMS MANAGEMENT
CORPORATION, MANAGING GENERAL PARTNER      By: /S/ DENISON H. HATCH, JR.
                                                Denison H. Hatch, Jr.
By: /S/ MICKY ARISON                            Secretary and Treasurer
     Micky Arison, President                    of Corporate Trustee


TAMMS MANAGEMENT                           TED ARISON 1994 IRREVOCABLE
CORPORATION                                TRUST FOR SHARI NO. 1,
                                           CITITRUST (JERSEY) LIMITED,
By: /S/ MICKY ARISON                       TRUSTEE
     Micky Arison, President
                                               /s/ Debbie Masters
                                           By: /S/ ROB VINCENT
/S/ TED ARISON                                  Debbie Masters, Director
Ted Arison                                      Rob Vincent, Asst. Secretary


CONTINUED TRUST FOR MICHAEL                /S/SHARI ARISON
ARISON, TAF MANAGEMENT                     Shari Arison
COMPANY, TRUSTEE

By: /S/ DENISON H. HATCH, JR.              MARILYN B. ARISON IRREVOC-
     Denison H. Hatch, Jr.                 ABLE DELAWARE TRUST, TAF
     Secretary and Treasurer               MANAGEMENT COMPANY, TRUSTEE
     of Corporate Trustee
                                           By: /S/ DENISON H. HATCH, JR.
                                                Denison H. Hatch, Jr.
SHARI ARISON IRREVOCABLE                        Secretary and Treasurer
GUERNSEY TRUST, A.H.W.                          of Corporate Trustee
LIMITED, TRUSTEE

By: /S/ R.J. BANFIELD
   R.J. Banfield, Director

/S/ MARILYN B. ARISON                      /S/ ANDREW H. WEINSTEIN
Marilyn B. Arison                          Andrew H. Weinstein


MBA I, LLC                                 TAF MANAGEMENT COMPANY

By:TAF MANAGEMENT COMPANY                  By: /S/ DENISON H. HATCH, JR.
   AS TRUSTEE OF THE                           Denison H. Hatch, Jr.
   MARILYN B. ARISON                           Secretary and Treasurer
   IRREVOCABLE DELAWARE
   TRUST, MANAGING MEMBER
                                           KENTISH LIMITED
By:  /S/ DENISON H. HATCH, JR.
      Denison H. Hatch, Jr.                By: /S/ PHILIP SCALES
      Secretary and Treasurer                   Philip Scales
      of Corporate Trustee


CONTINUED TRUST FOR MICKY
ARISON, TAF MANAGEMENT
COMPANY, TRUSTEE

By: /S/ DENISON H. HATCH, JR.
     Denison H. Hatch, Jr.
     Secretary and Treasurer
     of Corporate Trustee


MICKY ARISON HOLDINGS TRUST,
JMD DELAWARE, INC., TRUSTEE

By:  /S/ DENISON H. HATCH, JR.
      Denison H. Hatch, Jr.
      Secretary of Corporate Trustee


/S/ MICKY ARISON
Micky Arison


A.H.W. LIMITED

By: /S/ R.J. BANFIELD
     R.J. Banfield, Director

                        INDEX TO EXHIBITS

EXHIBITS

   10 Joint Filing Agreement, dated as of February 3, 1997, among TAMMS L.P., TAMMS Corp., Ted Arison, the Michael Arison Continued Trust, the Micky Arison Continued Trust, the Shari Arison Continued Trust, the Shari Arison Guernsey Trust, the Marilyn Arison Delaware Trust, A.H.W. Limited, Andrew H. Weinstein, TAF Management, Micky Arison, Arison Foundation, Inc., the Shari Arison Trust No. 1, Kentish Limited, Shari Arison, Marilyn B. Arison, the Micky Arison Holdings Trust and MBA.

   11 Stock Pledge Agreement between Barnett Bank of South Florida, N.A. and JMD Delaware, Inc. as Trustee of the Micky Arison Trust, dated as of December 31, 1996.